

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Michael Nutting
Chief Financial Officer
Marlin Technology Corp.
338 Pier Avenue
Hermosa Beach, California 90254

      Re: Marlin Technology Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 21, 2022
          File No. 001-39886

Dear Mr. Nutting:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction